UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2018

Commission File Number: 001-31221

Total number of pages: 3

NTT DOCOMO, INC.

(Translation of registrant’s name into English)

Sanno Park Tower 11-1, Nagata-cho 2-chome

Chiyoda-ku, Tokyo 100-6150

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NTT DOCOMO, INC.

Date: March 19, 2018	By:	/S/ KEISUKE YOSHIZAWA
Keisuke Yoshizawa Managing Director, Investor Relations Department

Information furnished in this form:

1.	Notice Regarding the Scheduled Delisting of American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”)

NTT DOCOMO, INC.

President and CEO: Kazuhiro Yoshizawa

Tokyo Stock Exchange: 9437

New York Stock Exchange: DCM

March 19, 2018

Notice Regarding the Scheduled Delisting of American Depositary Shares (“ADSs”) from the New York Stock Exchange (“NYSE”)

NTT DOCOMO, INC. (the “Company”) hereby announces that, further to its announcement on April 28, 2016 regarding its intention of delisting from the NYSE, the Company has notified the NYSE on March 19, 2018 (Eastern Time in the U.S.) that it will apply for the voluntary delisting of its ADSs from the NYSE. Please see below for details.

1. Reasons for the Application for Voluntary Delisting of ADSs from the NYSE

The Company listed the ADSs on the NYSE in March 2002 mainly to boost the liquidity of the Company’s shares by giving more opportunities to foreign investors and to expand the Company’s avenues for procuring funds. Since then, the Company has made efforts to enhance disclosures for shareholders and investors with the goal of deepening their understanding of the Company, in addition to complying with the disclosure requirements of U.S. securities laws and regulations, providing consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”), and establishing internal controls in accordance with the Sarbanes-Oxley Act of 2002.

Meanwhile, the external environment has significantly changed as indicated by the increases in trading volume of Japanese stocks through stock exchanges in Japan by overseas investors due to the internationalization of the Japanese financial and capital markets, as well as the narrowing of the gap between U.S. and Japanese disclosure standards with respect to financial reporting due to a series of amendments to Japanese laws and regulations and accounting standards.

In this environment, the Company believes the significance to continue listing on the NYSE has faded, taking into account the fact that the trading volume of its ADSs on the NYSE accounts for only a small fraction of the total trading volume of the Company’s shares. Therefore, the Company has decided to apply for voluntary delisting of its ADSs from the NYSE and for termination of registration of its ADSs with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

2. Stock Exchange on which the Company Will Maintain its Listing

Tokyo Stock Exchange

3. Implementation Schedule of Delisting from the NYSE and Termination of Registration with the SEC

March 19, 2018	The Company to provide the NYSE with a written pre-notice of the delisting application

April 2, 2018 (planned)	The Company to file Form 25 with the SEC for delisting from the NYSE and deregistration with the SEC

April 13, 2018 (planned)	Delisting from the NYSE to become effective and the Company to file Form 15F with the SEC to terminate its reporting obligations under the Exchange Act.

July 2018 (planned)	Deregistration with the SEC to become effective and termination of the Company’s reporting obligations under the Exchange Act to become effective.

*	The schedule provided above, including the anticipated effective dates, may be delayed if the SEC objects to the delisting, requests an extended review or for other reasons.

4. Future Plans

Even after delisting its ADSs from the NYSE, the Company intends to maintain its American Depositary Receipt program in the United States and anticipates that its ADSs will continue to be traded in the United States on the over-the-counter market.

While the Company’s reporting obligations under the Exchange Act (including the obligation to file annual reports on Form 20-F) will be terminated, the Company will continue to disclose financial statements and other information, in English, on the Company’s website to ensure that its overseas shareholders and investors will continue to have appropriate information about the Company.

In addition, the Company is considering preparing and disclosing its financial statements in accordance with International Financial Reporting Standards (“IFRS”) beginning with the three months ending June 30, 2018.

5. Contact Information for Inquiries Regarding the Company’s ADSs

BNY Mellon Depositary Receipts (U.S.)

Phone:	1-888-BNY-ADRS (1-888-269-2377, U.S. toll free) 1- 201-680-6825 (International) (Available Monday through Friday, from 9:00 am to 5:00 pm, U.S. Eastern Time)

Website:	www.adrbnymellon.com www.mybnymdr.com

E-mail:	shrrelations@cpushareownerservices.com

For further information, please contact:

Investor Relations Department

NTT DOCOMO, INC.

Tel: +81-3-5156-1111

About NTT DOCOMO

NTT DOCOMO, Japan’s leading mobile operator with over 75 million subscriptions, is one of the world’s foremost contributors to 3G, 4G and 5G mobile network technologies. Beyond core communications services, DOCOMO is challenging new frontiers in collaboration with a growing number of entities (“+d” partners), creating exciting and convenient value-added services that change the way people live and work. Under a medium-term plan toward 2020 and beyond, DOCOMO is pioneering a leading-edge 5G network to facilitate innovative services that will amaze and inspire customers beyond their expectations. DOCOMO is listed on stock exchanges in Tokyo (9437) and New York (DCM). www.nttdocomo.co.jp/english.